Exhibit 99.1

•     RECORD THIRD QUARTER REVENUES

OF £115.5 MILLION UP 26%

•     RECORD THIRD QUARTER ADJUSTED EBITDA

OF £40.0 MILLION UP 60%

MANCHESTER, U.K. — 15 May 2014 — Manchester United (NYSE: MANU; the “Company” and the “Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the 2014 fiscal third quarter and nine months ended 31 March 2014.

Highlights

•                  Commercial revenues of £42.8 million

•                  Sponsorship revenue increased 43.5%.

•                  Two new sponsorship deals announced in the third quarter — Aperol (global) and EuroFood (regional - Cambodia, Laos, Myanmar, Thailand and Vietnam).

•                  Broadcasting revenues increased 64.1% for the quarter and 35.7% for the year to date, due to the new FAPL domestic and international TV rights agreements, two additional Premier League home games and five more games were broadcast live during the quarter compared to the same period last year.

Commentary

Ed Woodward, Executive Vice Chairman commented, “We once again generated record revenues and EBITDA as all of our businesses delivered impressive year over year growth. This puts us in a healthy financial position to continue to invest in the squad. Everyone at the Club is working hard to ensure the team is back challenging for the title and trophies next season.

Outlook

For fiscal 2014, Manchester United continues to expect:

•                  Revenue to be £420m to £430m.

•                  Adjusted EBITDA to be £128m to £133m.

Key Financials (unaudited)

£ million (except adjusted	Three months ended 31 March			Nine months ended 31 March
earnings per share)	2014	2013	Change	2014	2013	Change
Commercial revenue	42.8	36.0	18.9%	145.0	114.5	26.6%
Broadcasting revenue	35.6	21.7	64.1%	101.8	75.0	35.7%
Matchday revenue	37.1	34.0	9.1%	90.1	88.6	1.7%
Total revenue	115.5	91.7	26.0%	336.9	278.1	21.1%
Adjusted EBITDA*	40.0	25.0	60.0%	113.2	91.5	23.7%

Profit for the period (i.e. net income)	11.0	3.6	205.6%	29.7	40.3	(26.3)%
Adjusted profit for the period (i.e. adjusted net income)*	13.0	4.1	217.1%	35.0	22.5	55.6%
Adjusted basic and diluted earnings per share (pence)*	7.93	2.52	214.7%	21.37	13.84	54.4%

Gross debt	351.7	367.6	(4.3)%	351.7	367.6	(4.3)%
Cash and cash equivalents	34.3	36.2	(5.2)%	34.3	36.2	(5.2)%

* Adjusted EBITDA, adjusted profit for the period and adjusted basic and diluted earnings per share are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” below and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

Revenue Analysis

Commercial

Commercial revenue for the third quarter was £42.8 million, an increase of £6.8 million, or 18.9%, over the prior year quarter.

•                  Sponsorship revenue for the third quarter was £30.7 million, an increase of £9.3 million, or 43.5%, primarily due to higher renewals and the activation of new global and regional sponsorships.

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the third quarter was £8.4 million, a decrease of £0.8 million. For the year to date, revenue was £28.2 million, an increase of £0.1 million, or 0.4%.

•                  New Media & Mobile revenue for the third quarter was £3.7 million, a decrease of £1.7 million, due to the expiration of a few of our mobile partnerships.

Broadcasting

Broadcasting revenue for the third quarter was £35.6 million, an increase of £13.9 million, or 64.1%, over the prior year quarter, due to increased revenue from the Premier League domestic and international rights agreements, two additional home Premier League games, and having five additional Premier League games broadcast live .

Matchday

Matchday revenue for the third quarter was £37.1 million, an increase of £3.1 million, or 9.1%, over the prior year quarter, primarily due to playing two additional home Premier League games and one additional home Capital One Cup game, partly offset by playing three fewer home FA Cup games.

Other Financial Information

Operating expenses

Total operating expenses for the third quarter were £91.5 million, an increase of £12.5 million, or 15.8%, over the prior year quarter.

Staff costs

Staff costs for the third quarter were £53.4 million, an increase of £8.5 million, or 18.9%, primarily due to the impact of player acquisitions and renegotiated player contracts.

Other operating expenses

Other operating expenses for the third quarter were £22.1 million, an increase of £0.3 million, or 1.4% due primarily to the increases in fixed costs from foreign exchange losses and higher sponsorship servicing being largely offset by lower variable costs from three fewer FA Cup matches.

Depreciation & amortization of players’ registrations

Depreciation for the third quarter was £2.2 million, an increase of £0.3 million, or 15.8%, over the prior year quarter. Amortization of players’ registrations was £13.8 million, an increase of £3.4 million, or 32.7%, over the prior year quarter. The unamortized balance of players’ registrations at 31 March 2014 was £161.8 million.

Net finance costs

Net finance costs for the third quarter were £5.9 million, a decrease of £12.4 million, or 67.8%, over the prior year quarter. The decrease was primarily due to a £2.8 million reduction in interest payable on our secured borrowings following the refinancing in June 2013 and a £9.5 million net foreign exchange loss on the re-translation of our US dollar net borrowings in the prior year quarter.

On 1 July 2013, the Group started hedging the foreign exchange risk, in our income statement, on a portion of our future US dollar revenues using our US dollar borrowings as the hedging instrument. As a result, FX gains or losses arising on re-translation of our US dollar borrowings are now initially recognized in other comprehensive income, rather than recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in a hedging reserve are subsequently reclassified into the income statement in the same accounting period and within the same income statement line (i.e. commercial revenue) as the underlying future US dollar revenues. This will reduce foreign exchange volatility in our income statement.

Tax

The tax expense for the third quarter was £9.5 million reflecting an effective full-year tax rate of 40.1% and a charge of £0.5 million relating to the adjustment of deductions in respect of previous years, in line with the most recently filed US tax return. The prior year adjustment includes the finalisation of the deductible element of the ‘step-up’, previously based on management’s best estimate at the 30 June 2013 year-end. This compares to a credit of £6.7 million in the prior year quarter.

Cash flows

Net cash used in operating activities for the third quarter was £12.6 million, a decrease of £11.0 million from £23.6 million net cash used in the prior year quarter, primarily due to a reduction in interest paid.

Capital expenditure on property, plant and equipment for the third quarter was £1.7 million, an increase of £0.4 million from the prior year quarter.

Net player capital expenditure for the third quarter was £23.3 million, an increase of £21.9 million from the prior year quarter.

Conference Call Information

The Company’s conference call to review the third quarter fiscal 2014 results will be broadcast live over the internet today, 15 May 2014 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth.

Through our 136-year heritage we have won 62 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday.

Cautionary Statement

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Non-IFRS Measures: Definitions and Use

1.                   Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before depreciation, amortization of, and profit on disposal of, players’ registrations, exceptional items, net finance costs, and tax.

We believe adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit for the period to adjusted EBITDA is presented in supplemental note 2.

2.                   Adjusted profit for the period (i.e. adjusted net income)

Adjusted profit for the period is the adjusted profit for the period attributable to owners of the parent, calculated, where appropriate, by adding the profit for the period attributable to non-controlling interest to the profit for the period attributable to owners of the parent, adjusting for material charges related to the initial public offering, the repurchase of senior secured notes, foreign exchange losses/gains on US dollar denominated bank accounts and borrowings, the fair value movements on derivative financial instruments, and hedge ineffectiveness on cash flow hedges, adding/(subtracting) the actual tax expense/(credit) for the period, subtracting the adjusted tax expense for the period (based on an normalized tax rate of 35%; 2013: 35%) and subtracting the profit for the period attributable to non-controlling interest. The normalized tax rate of 35% is management’s estimate of the tax rate likely to be applicable to the Group in the long-term.

We believe that in assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of material charges related to ‘one-off’ transactions such as the initial public offering (including the associated recognition of  deferred tax assets or liabilities) and repurchase of senior secured notes, plus the impact of foreign exchange reflected in the retranslation of the US dollar denominated bank accounts and borrowings, the fair value movement on derivative financial instruments, and hedge ineffectiveness on cash flow hedges; and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the US federal income tax rate of 35%. A reconciliation of profit for the period attributable to owners of the parent to adjusted profit for the period attributable to owners of the parent is presented in supplemental note 3.

3.                   Adjusted basic and diluted earnings per share

Adjusted basic and diluted earnings per share is calculated by dividing the adjusted profit for the period attributable to owners of the parent by the weighted average number of ordinary shares in issue during the period, and is presented in supplemental note 3.

Key Performance Indicators

	Three months ended		Nine months ended
	31 March		31 March
	2014	2013	2014	2013
Commercial % of total revenue	37.1%	39.2%	43.0%	41.2%
Broadcasting % of total revenue	30.8%	23.7%	30.2%	27.0%
Matchday % of total revenue	32.1%	37.1%	26.8%	31.8%
Home Matches Played
FAPL	7	5	16	15
UEFA competitions	1	1	4	4
Domestic Cups	2	4	4	5
Away Matches Played
UEFA competitions	1	1	4	4
Domestic Cups	1	1	2	2

Other
Employees at period end	875	792	875	792
Staff costs % of revenue	46.2%	48.9%	46.9%	46.5%

Phasing of Premier League home games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2013/14 season	3	6	7	3	19
2012/13 season	3	7	5	4	19
2011/12 season	3	7	5	4	19

Contacts

Investor Relations:	Media: Philip Townsend
Samanta Stewart	Manchester United plc
+44 207 054 5928	+44 161 868 8148
ir@manutd.co.uk	philip.townsend@manutd.co.uk

Jim Barron / Michael Henson
Sard Verbinnen & Co + 1 212 687 8080

CONSOLIDATED INCOME STATEMENT

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 31 March		Nine months ended 31 March
	2014	2013	2014	2013
Revenue	115,495	91,721	336,943	278,093
Operating expenses	(91,499)	(79,069)	(269,422)	(227,049)
Profit on disposal of players’ registrations	2,361	2,520	4,203	8,025
Operating profit	26,357	15,172	71,724	59,069
Finance costs	(5,959)	(18,607)	(21,562)	(40,360)
Finance income	36	285	143	441
Net finance costs	(5,923)	(18,322)	(21,419)	(39,919)
Profit/(loss) before tax	20,434	(3,150)	50,305	19,150
Tax (expense)/credit	(9,520)	6,784	(20,644)	21,170
Profit for the period	10,914	3,634	29,661	40,320

Attributable to:
Owners of the parent	10,914	3,634	29,661	40,151
Non-controlling interest	—	—	—	169
	10,914	3,634	29,661	40,320

Earnings per share attributable to owners of the parent:
Basic and diluted earnings per share (pence)	6.66	2.22	18.11	24.70
Weighted average number of ordinary shares outstanding (thousands)	163,812	163,826	163,815	162,586

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of 31 March 2014	As of 30 June 2013	As of 31 March 2013
ASSETS
Non-current assets
Property, plant and equipment	255,332	252,808	252,888
Investment property	13,700	14,080	14,111
Goodwill	421,453	421,453	421,453
Players’ registrations	161,769	119,947	126,457
Derivative financial instruments	791	—	—
Trade and other receivables	141	1,583	2,500
Deferred tax asset	128,368	145,128	16,402
	981,554	954,999	833,811
Current assets
Derivative financial instruments	317	260	546
Trade and other receivables	77,014	68,619	74,297
Current tax receivable	—	—	2,500
Cash and cash equivalents	34,344	94,433	36,211
	111,675	163,312	113,554
Total assets	1,093,229	1,118,311	947,365

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of 31 March 2014	As of 30 June 2013	As of 31 March 2013
EQUITY AND LIABILITIES
Equity
Share capital	52	52	52
Share premium	68,822	68,822	68,822
Merger reserve	249,030	249,030	249,030
Hedging reserve	21,156	231	398
Retained earnings	160,431	129,825	23,548
Equity attributable to owners of the parent	499,491	447,960	341,850
Non-current liabilities
Derivative financial instruments	1,919	1,337	1,571
Trade and other payables	27,941	18,413	21,384
Borrowings	339,679	377,474	362,102
Deferred revenue	14,440	17,082	17,980
Provisions	—	988	1,092
Deferred tax liabilities	29,140	17,168	22,416
	413,119	432,462	426,545
Current liabilities
Derivative financial instruments	1,072	29	154
Current tax liabilities	3,147	900	1,128
Trade and other payables	76,468	78,451	76,804
Borrowings	11,991	11,759	5,487
Deferred revenue	87,941	146,278	94,936
Provisions	—	472	461
	180,619	237,889	178,970
Total equity and liabilities	1,093,229	1,118,311	947,365

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 31 March		Nine months ended 31 March
	2014	2013	2014	2013
Cash flows from operating activities
Cash (used in)/generated from operations (see supplemental note 4)	(3,970)	(4,938)	30,693	56,925
Debt finance costs relating to borrowings	—	—	(123)	—
Interest paid	(8,830)	(18,963)	(22,794)	(46,897)
Interest received	36	285	143	442
Tax refund/(paid)	175	—	(1,071)	600
Net cash (used in)/generated from operating activities	(12,589)	(23,616)	6,848	11,070
Cash flows from investing activities
Purchases of property, plant and equipment	(1,679)	(1,311)	(8,557)	(10,649)
Proceeds from sale of property, plant and equipment	—	—	50	—
Purchases of players’ registrations	(24,815)	(3,009)	(62,102)	(41,267)
Proceeds from sale of players’ registrations	1,500	1,606	8,556	7,969
Net cash used in investing activities	(24,994)	(2,714)	(62,053)	(43,947)
Cash flows from financing activities
Proceeds from issue of shares	—	—	—	70,258
Expenses directly related to the issue of shares	—	—	—	(1,459)
Acquisition of additional interest in subsidiary	—	(2,664)	—	(2,664)
Repayment of borrowings	(97)	(4,534)	(284)	(67,330)
Net cash used in financing activities	(97)	(7,198)	(284)	(1,195)
Net decrease in cash and cash equivalents	(37,680)	(33,528)	(55,489)	(34,072)
Cash and cash equivalents at beginning of period	72,144	66,631	94,433	70,603
Exchange (losses)/gains on cash and cash equivalents	(120)	3,108	(4,600)	(320)
Cash and cash equivalents at end of period	34,344	36,211	34,344	36,211

SUPPLEMENTAL NOTES

1                                         General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time.

2                               Reconciliation of profit for the period to adjusted EBITDA

	Three months ended 31 March		Nine months ended 31 March
	2014 £’000	2013 £’000	2014 £’000	2013 £’000
Profit for the period	10,914	3,634	29,661	40,320
Adjustments:
Tax expense/(credit)	9,520	(6,784)	20,644	(21,170)
Net finance costs	5,923	18,322	21,419	39,919
Profit on disposal of players’ registrations	(2,361)	(2,520)	(4,203)	(8,025)
Exceptional items	—	—	293	3,879
Amortization of players’ registrations	13,841	10,389	39,163	30,872
Depreciation	2,206	1,974	6,274	5,743
Adjusted EBITDA	40,043	25,015	113,251	91,538

3                             Reconciliation of profit for the period attributable to owners of the parent to adjusted profit for the period and adjusted basic and diluted earnings per share

	Three months ended 31 March		Nine months ended 31 March
	2014 £’000	2013 £’000	2014 £’000	2013 £’000
Profit for the period attributable to owners of the parent	10,914	3,634	29,661	40,151
Add: profit for the period attributable to non-controlling interest	—	—	—	169
Profit for the period	10,914	3,634	29,661	40,320
Professional advisors fees relating to the issue of shares	—	—	—	3,879
Accelerated amortization of issue discount and debt finance costs associated with the repurchase of senior secured notes	—	—	—	2,543
Premium on repurchase of senior secured notes	—	—	—	5,244
Foreign exchange (gain)/loss on US dollar denominated bank accounts	—	(3,108)	2,712	320
Foreign exchange loss on US dollar denominated borrowings	—	12,655	—	3,846
Fair value movement on derivative financial instruments	90	(57)	1,640	(114)
Ineffectiveness on cash flow hedges	(543)	—	(791)	—
Tax expense/(credit)	9,520	(6,784)	20,644	(21,170)
Adjusted profit before tax	19,981	6,340	53,866	34,868
Adjusted tax expense (using a normalised tax rate of 35% (2013: 35%))	(6,993)	(2,219)	(18,853)	(12,204)
	12,988	4,121	35,013	22,664
Less: profit for the period attributable to non-controlling interest	—	—	—	(169)
Adjusted profit for the period (i.e. adjusted net income)	12,988	4,121	35,013	22,495

Adjusted basic and diluted earnings per share (pence)	7.93	2.52	21.37	13.84
Weighted average number of ordinary shares outstanding (thousands)	163,812	163,826	163,815	162,586

4                               Cash generated from operations

	Three months ended 31 March		Nine months ended 31 March
	2014 £’000	2013 £’000	2014 £’000	2013 £’000
Profit for the period	10,914	3,634	29,661	40,320
Tax expense/(credit)	9,520	(6,784)	20,644	(21,170)
Profit/(loss) before tax	20,434	(3,150)	50,305	19,150
Depreciation charges	2,206	1,974	6,274	5,743
Impairment charges	—	—	293	—
Amortization of players’ registrations	13,841	10,389	39,163	30,872
Profit on disposal of players’ registrations	(2,361)	(2,520)	(4,203)	(8,025)
Net finance costs	5,923	18,322	21,419	39,919
Profit on disposal of property, plant and equipment	—	—	(43)	—
Equity-settled share-based payments	377	153	918	634
Exchange losses on operating activities	97	—	469	—
Fair value (gains)/losses on derivative financial instruments	(58)	224	(184)	215
Reclassified from hedging reserve	(260)	—	(778)	—
(Increase)/decrease in trade and other receivables	(7,594)	(12,393)	(11,535)	2,334
Decrease in trade and other payables and deferred revenue	(36,575)	(17,879)	(69,930)	(33,623)
Decrease in provisions	—	(58)	(1,475)	(294)
Cash (used in)/generated from operations	(3,970)	(4,938)	30,693	56,925